Exhibit 12.1

Statement of ratio of earnings to fixed charges

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(in thousands)
Income before taxes	$32,400	$157,073	$147,410	$158,297	$139,890	$118,013

Fixed charges:
Interest expense paid on deposits	$65,377	$129,728	$116,836	$72,955	$42,142	$36,161
Interest expense on long-term debt and other borrowings	55,516	74,686	55,877	32,769	25,480	17,029
Rent expense, net	9,919	10,808	9,978	8,708	7,631	7,005

Total fixed charges, including interest on deposits	$130,812	$215,222	$182,691	$114,432	$75,253	$60,195

Total fixed charges, excluding interest on deposits	$65,435	$85,494	$65,855	$41,477	$33,111	$24,034